Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

EXOR Mischaracterizations Regarding PartnerRe During Proxy Mosaic Dialogue

EXOR MISCHARACTERIZATION: “In term[s] of valuation, the AXIS proposal values PartnerRe approximately $125 per share. That’s the price base on the latest available and [unaffected] AXIS price. While EXOR proposal values PartnerRe $137.50, in addition with $140 of ordinary dividend that a shareholder will receive until closing, which is expected by the end of the year.”

THE FACTS:

•	The economic book value per share for PartnerRe at 12/31/15E will be in excess of EXOR’s $137.50 opportunistic offer. EXOR’s offer therefore implies a negative franchise value for PartnerRe.

•	Shareholders would receive the ordinary dividends regardless of EXOR, so that’s not incremental value.

•	The financial benefits of the merger with AXIS Capital are far superior to EXOR’s offer.

o	The value to PartnerRe shareholders at a conservative 1.00x BV is estimated to be $155.00, and applying a multiple in line with peers results in a value in the $170 per share range.

o	A meaningful multiple increase is highly realistic, given the merger is expected to result in double-digit earnings per share (“EPS”) accretion and a return on equity (“ROE”) of over 12%.

o	Increased balance sheet strength and capital generation will provide flexibility in the deployment of capital, including reinvestment in the business, the return of $750 million to shareholders immediately following closing, and an additional $2.2 billion of buybacks and dividends expected through 2017, equivalent to 100% of operating earnings.

EXOR MISCHARACTERIZATION: “The preferred shareholders would basically have nothing changed in terms of current terms, rights, and cash treatment. So everything that exists today would also exist if PartnerRe were to be acquired by EXOR.”

THE FACTS:

•	Preferred shares would be a fundamentally different security if PartnerRe were owned by EXOR vs. merged with AXIS.

o	PartnerRe would be a wholly-owned subsidiary of an investment company vs. independent enterprise solely focused on reinsurance / insurance.

o	It would be directly exposed to parent company decisions about management, dividend policy, enterprise risk profile which may be driven by factors extraneous to insurance markets.

o	PartnerRe would also be indirectly exposed to financial condition of sister companies Fiat Chrysler Automobiles (“FCA”) and CNH Industrial – non-investment grade rated industrial entities that are marginally profitable and capital intensive and cyclical.

o	The EXOR proposal also effectively nullifies the valuable voting rights of the preferred shareholders on any subsequent transaction.

EXOR MISCHARACTERIZATION: “EXOR rating has been reaffirmed by Standard and Poor’s after the submission of the offer for PartnerRe.”

THE FACTS:

•	S&P has NOT provided a view on PartnerRe’s ratings in relation to a sale to EXOR.

•	S&P has not taken a view nor has it made any public statements regarding the credit or financial strength ratings of PartnerRe in the event of an EXOR acquisition.

•	EXOR’s statements with regard to PartnerRe’s potential credit ratings are misleading, and do not reflect the views of S&P or S&P’s analyst for PartnerRe.

•	PartnerRe does not anticipate that S&P will comment on the potential rating implications of a hypothetical EXOR acquisition of PartnerRe unless and until a definitive merger agreement is in place.

EXOR MISCHARACTERIZATION: “In terms of regulatory approval, it’s [going to] be very simple.”

THE FACTS:

•	It is misleading to say that it will be “very simple” for EXOR to obtain regulatory approvals. The regulatory approval process will be intrusive and protracted, especially for a financial buyer like EXOR.

•	EXOR and its controlling shareholders are unknown to regulators in jurisdictions where insurance regulatory approvals are required, and despite EXOR’s statements it has not owned any insurance companies in relevant jurisdictions in over ten years.

•	Regulators are very focused on acquisitions of reinsurance business by financial buyers like EXOR and regulators will not shy away from investigating EXOR’s plans and strategies for PartnerRe in light of EXOR’s portfolio of capital intensive, low-margin companies and that EXOR would be highly levered following an acquisition of PartnerRe.

•	Regulators can also impose a variety of stipulations on EXOR regarding the future conduct of the business, and EXOR has not undertaken a contractual commitment to do everything necessary to satisfy the regulators.

•	Neither EXOR nor its controlling shareholders are contractually committed to make the required regulatory filings or provide the necessary information, which means that key filing parties have no obligation to cooperate and make sure that the filings are made expeditiously.

•	All this simply means is that EXOR’s transaction faces a protracted, intrusive and complicated regulatory approval process despite repeated claims from EXOR to the contrary. The EXOR offer will not close this year, whereas the AXIS merger is on track to close in the third quarter of this year.

EXOR MISCHARACTERIZATION: “[Not walking away from this transaction] is explicitly stated, but more than our word, what matters is the contract. If EXOR walk[s] away, PartnerRe board can seek legal damage against a company that has $15 billion of asset value. And it’s listed.”

THE FACTS:

•	Neither EXOR nor the Agnelli Family is obligated under the contract to file and obtain regulatory approval in any jurisdiction.

•	Should EXOR or its controlling family members elect to not appropriately pursue regulatory approvals, EXOR’s shell subsidiaries have NO legal ability to force EXOR and its controlling family members to file for regulatory approval – hence the parent “guarantee” is insufficient.

•	Legal recourse could take years and is unpredictable – this doesn’t protect PartnerRe shareholders.

•	EXOR didn’t take PartnerRe’s offer to conduct due diligence, which demonstrates that it doesn’t have any real risk in their offer and the price is well below fair value.

EXOR MISCHARACTERIZATION: “In [PartnerRe’s] preliminary proxy, we saw that essentially the transaction committee which have given a mandate to acquire a company, then decide to contact AXIS with no market check to agree a transaction and essentially in one month…without checking any other potential interested party.”

THE FACTS:

•	This is simply untrue. This statement ignores that fact that the Transaction Committee has always acted within the bounds of the mandate give to it by the PartnerRe board of directors.

•	The PartnerRe board of directors explicitly authorized the Transaction Committee to explore the transaction referred to in EXOR’s statement above, as well as any other strategic transaction that it would deem to be in the best interests of PartnerRe and its shareholders, and to recommend such transaction to the PartnerRe Board of Directors.

•	Under this clear mandate from the PartnerRe board of directors, the Transaction Committee and senior management led an extensive process to explore various strategic options and a range of potential transactions with companies in the reinsurance and primary insurance markets, including considering if an outright sale made sense.

•	After evaluating a full range of alternatives, it became clear that merging with AXIS Capital – a strategic partner with a roughly even split of reinsurance and insurance businesses – was the most compelling opportunity for our shareholders at this time and satisfied the key objectives of PartnerRe’s long-term business plan.

•	This merger of equals was unanimously approved by the PartnerRe board of directors.

EXOR MISCHARACTERIZATION: “I think what’s very important is that shareholders are really faced with a choice, which is to vote for a merger with AXIS or to vote an acquisition by EXOR.”

THE FACTS:

•	This is not true. It is important to remember that a vote against is not a vote for EXOR’s proposal.

•	If shareholders vote ‘FOR’ the proposal, then they will be voting for the amalgamation with AXIS.

•	If shareholders vote ‘AGAINST’ the proposal, then they will be voting for PartnerRe to remain a standalone company.

EXOR CLAIM: PartnerRe shareholders are better off reinvesting EXOR’s cash premium proceeds in a basket of AXIS/PartnerRe (re)insurance peers.

THE FACTS:

•	If indeed EXOR believes that public markets can deliver 8% return with more diversification and less risk, why are they themselves not buying a basket of stocks?

•	The logical conclusion from EXOR’s argument is for shareholders of all reinsurance companies to sell their individual holdings and buy the market or index, therefore buying exposure to all reinsurance companies.

•	We firmly believe that the merger should provide returns well in excess of the peer companies given the strong position of the combined company with clients and distributors, and the significant efficiency and capital benefits of the combination.

•	The essence of EXOR’s argument is that PartnerRe shareholders should give away their shares at a low valuation and take their chances elsewhere, leaving all the upside in PartnerRe to EXOR.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.